February 17, 2007

Mail Stop 4561

Howard Leventhal
President and Chief Executive Officer
USTelematics, Inc.
335 Richert Drive
Wood Dale, IL 60191

> **RE:    USTelematics, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 22, 2007**
> **File number 333-140129**

Dear Mr. Leventhal:

We have limited our review of your filing to those issues we have addressed in our comments.  We think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  The outstanding comments related to your previous registration on Form 10-SB must be satisfactorily resolved prior to acceleration of this registration statement.

Form SB-2
General

2.  The approximately 11.3 million shares you propose to register for resale is more than 50% of the currently outstanding shares and appears to be much larger than the number of shares held by non-affiliated holders.  In your response letter, explain the basis on which you conclude that the sales by the selling stockholders do not involve a primary offering by the issuer.  In particular,

why do you believe that the offering is not "by or on behalf of the registrant", as that phase is used in sub-paragraphs (a)(1)(i) and (a)(4) of Rule 415.

3.  Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

4.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

5.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

> the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

> the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

> the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

> if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

> if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note

and determine the conversion price per share as of that date;

the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

6.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

the market price per share of the underlying securities on the date of the sale of that other security;

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the gross proceeds paid or payable to the issuer in the convertible note transaction;

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Four;

the resulting net proceeds to the issuer; and

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to ["Comment Five" and "Comment Six"].

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments [as disclosed in response to "Comment Four"] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to "Comment Five"] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

8.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

> the date of the transaction;

> the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

> the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

> the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

> the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

> the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

> the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

> the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the

selling shareholders;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

10.  Please provide us, with a view toward disclosure in the prospectus, with the following information:

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

the date on which each such selling shareholder entered into that short position; and

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

11.  Please provide us, with a view toward disclosure in the prospectus, with:

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

12. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

13. On page 26 you indicate that no officers and directors other than Mr. Leventhal will offer the securities on behalf of the company, but that the other officers and directors may respond to inquiries by prospective purchasers. Please expand to more fully describe the extent of the activities these other officers and directors may have with respect to the offering process. You appear to state that officers, directors and/or employees have been authorized to offer the securities. Please clarify the nature of any such authorization, the activities of persons other than Mr. Leventhal that are contemplated, and expand the prospectus, to address these matters. In your response letter, tell us the basis on which you have reached any conclusion that officers, directors and employees in addition to Mr. Leventhal either satisfy the requirements of Rule 3a4-1, or that their activities concerning the offer and sale of the securities will not require their reliance on Rule 3a4-1 or another exemption.

Registration Statement Facing Sheet

14. The legend in the final paragraph at the foot of the current Facing Page must be moved to the Cover Page of the prospectus to which it refers.

Prospectus Cover Page

15.  Please revise to indicate that the 100,000 shares of common stock are offered in a direct public offering by USTelematics, and summarize the terms on which that offer is made.  In this respect, prominently indicate that no minimum number of shares is required to be sold in the direct public offering that any proceeds received in that offering will be retained, and state that the proceeds may not be sufficient to discharge the expenses associated with the offering.  State the period of time over which this offering will be conducted.

16.  Indicate, if true that the direct public offering will be conducted for the company by Mr. Leventhal, or if other executives will also be involved in the marketing of those shares, provide a cross-reference to the page number of the prospectus where you identify those persons.

17.  In your response letter, outline the steps you would take with respect to the disclosure in your filing, if you enter into an arrangement for a broker-dealer to participate in the direct public offering.

18.  Disclose the concurrent offering by the selling shareholders in a separate paragraph, specifying the number of selling shareholders.

Prospectus Summary, page 2

19.  Consistent with the preceding comments, the discussion under the sub-heading "Recent Financings" as well as the corresponding information in "Management's Discussion and Analysis--Liquidity and Capital Resources" should be revised to provide materially compete discussions of the transactions through which the selling shareholders acquired the debentures and other securities currently held by them.  The relationship of those prior transactions to the offering of the securities in this prospectus should be clarified.  Among other matters, clarify the relationships between the investors in the Bridge Financing, the investors in the exchange transaction and the selling shareholders listed in this prospectus.

20.  Please clarify whether only the interest on the debentures may be repaid with shares at the election of the company, or if the principal of the debentures may also be repaid with shares at the election of the company.  Additionally, you appear to indicate that the delivery of "registered shares" is a condition to an election to pay interest on the debentures with securities.  Please clarify whether the shares that could be used to pay interest on the debentures would be registered for resale but issued in accordance with an exemption.

Part II
Item 27. Exhibits

21.  We note that, while you have listed the legal opinion as Exhibit 5.1, it was actually filed as

Exhibit 23.1.  Please refile this exhibit correctly numbered, or revise the exhibit index to indicate the location of the exhibit.

Item 28. Undertakings

22.  Please include the undertaking specified by Item 512(g)(2) of Regulation S-B that is applicable to your offering.

Signatures

23.  Mr. Leventhal should sign in his capacity as a Director.  Please also provide the required signature of the Principal Accounting Officer or Controller, by designating that person as such on the signature page.

**********************************

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 with any questions. If you require further assistance, you may contact me at (202) 551-3642 with any other questions.

Sincerely,


Mark P. Shuman
Branch Chief – Legal


CC: Marc J. Ross
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, NY 10018
Facsimile No. (212) 930-9725